Exhibit 99.1

MINEFINDERS CORPORATION LTD. TSX : MFL NYSE AMEX : MFN	Suite 2288-1177 West Hastings St. Vancouver, BC V6E 2K3 Tel. (604) 687-6263 Fax (604) 687-6267 www.minefinders.com

NEWS RELEASE

MINEFINDERS TO RELEASE SECOND QUARTER 2010 RESULTS ON AUGUST 4;
INVESTOR CONFERENCE CALL TO FOLLOW ON AUGUST 5

Vancouver, British Columbia – July 20, 2010 – Minefinders Corporation Ltd. will release its second quarter 2010 earnings results on Wednesday, August 4, 2010 after markets close.

An investor conference call will be held on Thursday, August 5, 2010 at 1 p.m. Pacific Time (4 p.m. Eastern Time) to discuss the results.  Participants may join the call by dialing toll-free 1-866-226-1793 or 1-416-340-2219 for calls outside Canada and the U.S. A live audio webcast of the conference call will also be available on the home page of the Company’s website, www.minefinders.com.

An audio replay will be available until August 12, 2010 by calling toll-free 1-800-408-3053 or 1-416-695-5800 for calls outside Canada and the U.S. Please enter the pass code 3544508.

About Minefinders

Minefinders is a precious metals mining and exploration company and operates the multi-million ounce Dolores gold and silver mine in Mexico. The Company continues its exploration efforts on other prospective projects in Mexico.

Investor contacts:

Jonathan Hackshaw
Director of Corporate Communications

Toll Free: (866) 687-6263

Mike Wills
Investors Relations Representative

Toll Free: (866) 687-6263